ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile: (604) 688-8654

Website:  www.accelrate.com

APS – 53	October 14, 2005
TSX.V Symbol: APS
FOR IMMEDIATE RELEASE	Frankfurt (Germany) Symbol: KCG

ACCELRATE AMENDS INTERIM FINANCIAL RESULTS

Vancouver, B.C, October 14, 2005 – AccelRate Power Systems today announced the filing of amended first-quarter and second-quarter results for the periods ended March 31, 2005 and June 30, 2005.

AccelRate’s interim amended first-quarter and second-quarter consolidated financial statements, originally filed respectively on June 1, 2005 and August 10, 2005 with the TSX Venture Exchange, were revised following an accounting review performed by new in-house financial personnel. The changes relate primarily to transactions not previously recorded pursuant to a License and Private Label Agreement signed with Hawker Powersource, which has led the Company to the commercialization stage.

“As AccelRate matures and moves from a research and development company to a commercial enterprise, we have undertaken a thorough review of our financial statements and accounting practices and made changes where required,” said Reimar Koch, President and Chief Executive Officer of AccelRate Power Systems. “I’m pleased with the decisive actions taken by the Company to improve our accounting policies and processes to ensure accurate and complete financial information in accordance with generally accepted accounting principles.”

The net effect of these transactions on the interim consolidated financial statements for the three months ended March 31, 2005 from those previously filed and amended on June 1, 2005 are a revised net loss of CDN$250,401 (compared to CDN$259,418), with no change in the net loss per share of CDN$0.01. The net effect of these transactions for the six months ending June 30, 2005 are a revised net loss of CDN$841,597 (compared to CDN$790,677) and a revised net loss per share of CDN$0.04 (versus $0.03). The revised financial statements may be reviewed at www.sedar.com.

About AccelRate

AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange (symbol KCG).

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.